ICC24-PDAE-END [1] [2000 Heritage Way, Waverly, Iowa 50677] Phone: [800.798.5500] [www.trustage.com/annuities] POST-DEATH ANNUITY EXCHANGE ENDORSEMENT GENERAL PROVISIONS Our agreement with you includes this endorsement and any application as a part of the contract to which it is attached. The provisions of the contract apply to this endorsement unless they conflict with the endorsement. If there is a conflict, the endorsement provision will apply. This endorsement is effective upon the Contract Issue Date. This contract will be administered in accordance with Internal Revenue Service rules to prevent loss of tax deferral and to prevent tax penalties. This endorsement modifies the contract to allow it to accept a Post-Death Annuity Exchange within the scope of Section 1035 of the Internal Revenue Code (“the Code”). If your contract was funded with a Post-Death Annuity Exchange, this endorsement amends the following contract provisions: Additional Purchase Payments. No additional Purchase Payments may be made under your contract. Ownership/Assignment. No Ownership changes or assignments will be permitted under your contract. Required Lifetime Withdrawals. Life expectancy withdrawals and the requirements set forth in Internal Revenue Code section 72(s) will be satisfied each year. Once withdrawals begin, they may be increased, but not decreased or stopped. Tax Qualification Provisions. The provisions of this endorsement and the contract (including any other rider or endorsement) are to be interpreted to ensure or maintain tax qualification, despite any other provision to the contrary. We reserve the right to amend this endorsement to comply with any future changes in the Code or any regulations, rulings or other published guidance under the Code, or to reflect any clarifications that may be needed to maintain such tax qualification, without consent (except for states where affirmative consent is required). We shall provide the Owner with a copy of any such amendment. All other terms and conditions of your contract remain unchanged. Signed for MEMBERS Life Insurance Company. President